UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2008
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Exhibit 99.1

Origin Agritech Announces New Seed Approvals: 3 New Corn Hybrid Seeds and 1 GM Cotton Seed

Strong internal breeding program continues to bring new hybrid and genetically-modified products to markets

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a leading technology-focused supplier of crop seed and agri-biotech research in China, today announced it has approved three new corn hybrid varieties and one new GM cotton variety for distribution during the 2009 sales season in five provinces throughout China. The Company has a total of 68 corn seeds and 15 cotton seeds approved for sale in China.

The new corn seed products include Ao Nuo 1, Yu Ao 6, and Li Yu 16. Ao Nuo 1 is approved for provincial distribution in Beijing and Liaoning. Yu Ao 6 is approved for provincial distribution in Inner Mongolia, and Li Yu 16 is approved for distribution in Hubei province. Of the three new corn seed products approved for distribution, we are especially excited about the acceptance of Li Yu 16 in Hubei province, as it is one of our top selling corn seeds in our product line. With these additional approvals, the Company will provide even broader product coverage throughout China.

Ao Mian 6 is a genetically modified (GM) cotton seed approved for distribution in Henan province. Further penetration of our GM cotton seed continues to support the adoption of GMOs in China. Cotton GMO adoption in approved provinces is nearing 100 percent.

The corn seed approval process is one of the most rigorous regulatory requirements in all of China. The approval requires the applicant to undergo two growing seasons of monitored growth in at least five different locations in the region. Seeds submitted for testing are planted together with control seeds, which are typically the most popular seeds in the testing regions. Only seeds that have an increased yield of 5-8% or higher versus the control seeds are cleared to proceed to the second year of testing.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 6,500 second-level distributors. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized an internally developed proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids as of 2007. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 760-918-1781
Vice President, Finance
Irving.kau@originseed.com.cn
or
Investor Relations
Grayling Global
Eddie Cheung / Dixon Chen, 646-284-9414
echeung@hfgcg.com / dchen@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

		By:	/s/ Yuan Liang
		Name:	Yuan Liang
		Title:	Co-Chief Executive Officer

Date:	June 13, 2008

EXHIBIT

Exhibit Number	Description

99.1	Press release to announce additional 3 hybrid corn and 1 GM cotton seeds approval.